Vedder Price	VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEWYORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

January 30, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Trust”) Post-Effective Amendment No. 38 under the Securities Act of 1933 and Amendment No. 41 under the Investment Company Act of 1940 File Nos. 333-05265 and 811-07655
To the Commission:
     The Trust is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) the Trust’s Post-Effective Amendment No. 38 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 41 under the 1940 Act).
     This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(2) under the 1933 Act. The purpose of this Amendment is to add two new series, the Driehaus Mid Cap Growth Fund and the Driehaus Large Cap Growth Fund, to the Trust. This Amendment is intended to become effective on April 15, 2009.
     If you have any questions or comments concerning this filing, please contact me at (312) 609-7732.

Very truly yours,
/s/ Jennifer M. Goodman
Jennifer M. Goodman